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As confidentially submitted to the Securities and Exchange Commission on December 31, 2020, as
Amendment No. 3 to the draft registration statement.

This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELUS International (Cda) Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	98-1362229 (I.R.S. Employer Identification Number)

Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
(604) 695-3455

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Corporation Service Company
19 West 44th Street
Suite 200
New York, NY 10036
Telephone: 1-800-927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michel E. Belec
Chief Legal Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

Lona Nallengara Jason Lehner Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 (212) 848-4000	Desmond Lee James Brown Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, ON M5X 1B8, Canada (416) 362-2111	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Robert Carelli David Tardif Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, QC H3B 3V2, Canada (514) 397-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging Growth Company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Subordinate voting shares, no par value

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the subordinate voting shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 EXPLANATORY NOTE

        TELUS International (Cda) Inc. is filing this Amendment No. 3 to its Confidential Draft Registration Statement on Form F-1 (the "Draft Registration Statement") as an exhibits-only filing. Accordingly, this amendment consists only of the facing page, this explanatory note, Item 8(a) of Part II of the Draft Registration Statement, and the filed exhibits. The remainder of the Draft Registration Statement is unchanged and has therefore been omitted.

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 PART II

Information Not Required in Prospectus

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement

2.1	*	Lionbridge AI Stock Purchase Agreement

3.1	*	Form of Articles of TELUS International (Cda) Inc.

4.1	*	Specimen Share Certificate

4.2	*	Form of Registration Rights Agreement

5.1	*	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the shares

10.1	**†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.

10.2	**†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.

10.3	**†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.

10.4	**†	Network Infrastructure Services Agreement, dated as of January 1, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.

10.5	**	Trademark License Agreement, dated as of January 1, 2021, by and between TELUS Corporation and TELUS International (Cda) Inc.

10.6	*	Form of Collaboration and Financial Reporting Agreement

10.7	*	Form of Shareholders' Agreement

10.8	*	Form of Coattail Agreement

10.9	*	Credit Agreement

21.1	*	List of Subsidiaries of TELUS International (Cda) Inc.

23.1	*	Consent of Deloitte LLP

23.2	*	Consent of KPMG AG Wirtschaftsprufungsgesellschaft

23.3	*	Consent of BDO USA, LLP

23.4	*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Filed herewith.

†
Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

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EXPLANATORY NOTE
PART II Information Not Required in Prospectus EXHIBIT INDEX